Exhibit 99.2

Stratasys
FOR A 3D WORLD™
STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M96192-P69593 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors unanimously recommends a VOTE FOR Proposals 1, 2, and 3

	For	Against	Abstain
1. Election of eight directors of the Company to serve until the 2016 annual general meeting of shareholders:			
1a. Elchanan Jaglom	☐	☐	☐
1b. S. Scott Crump	☐	☐	☐
1c. David Reis	☐	☐	☐
1d. Edward J. Fierko	☐	☐	☐
1e. Ilan Levin	☐	☐	☐
1f. John J. McEleney	☐	☐	☐
1g. Ziva Patir	☐	☐	☐
1h. Clifford H. Schwieter	☐	☐	☐

For address changes/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

MATERIALS ELECTION
Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials. ☐

	For	Against	Abstain
2. Approval of the payment of a cash bonus of $480,645 (approximately 1,885,000 New Israeli Shekels) to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2014.	☐	☐	☐
Personal interest/controlling shareholder indication for Proposal 2 (if applicable):			
3. Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2015 and until its next annual general meeting of shareholders, and to authorize the Board (upon recommendation of the Audit Committee) to fix their remuneration.	☐	☐	☐

NOTE: Upon such other matters as may properly come before the Annual General Meeting (the "Annual Meeting") or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges receipt of a copy of the Notice of Annual General Meeting, dated August 31, 2015, relating to the Annual Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

STRATASYS LTD. 2015 Annual General Meeting of Shareholders 9:00 a.m. U.S. Central Time October 9, 2015 Stratasys NASH Building 9600 West 76th Street Eden Prairie, Minnesota 55344 To obtain directions to the Stratasys NASH Building, the location of the 2015 Annual General Meeting of Shareholders, and a map you can visit the Stratasys website, http://www.stratasys.com/contact-us/locations, or contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 Attn: Shane Glenn – Vice President of Investor Relations Email: shane.glenn@stratasys.com Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. M96193-P69593 c/o Stratasys, Inc. 7665 commerce Way Eden Prairie, MN 55344-2020 2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel PROXY The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "company"), hereby appoints Shane Glenn and Susan Camuel, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the ordinary shares of the Company that the undersigned would be entitled to vote, at the 2015 Annual General Meeting of Shareholders of the Company to be held on October 9, 2015 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXEcUTED, WILL BE VOTED IN AccORDANcE WITH THE INSTRUcTIONS ON THE OTHER SIDE HEREOF. IF NO DIREcTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 AS MORE SPEcIFIcALLY DEScRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUcH OTHER BUSINESS AS MAY cOME BEFORE THE MEETING. THIS PROXY IS SOLIcITED BY THE BOARD OF DIREcTORS OF STRATASYS LTD. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENcLOSED ENVELOPE. INSTRUcTIONS FOR cONTROLLING AND INTERESTED SHAREHOLDERS If you are a controlling shareholder or have a personal interest (in each case, as defined in the Israeli Companies Law, 5759-1999 and as described in the Proxy Statement) in the approval of Proposal 2, and wish to vote "For" or "Against" such proposal, you should not vote on that proposal, but should instead indicate your controlling shareholder status or personal interest in the space provided on the reverse side and also contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or shane.glenn@stratasys.com, who will advise you as to how to submit your vote. (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) continued and to be signed on reverse side Address changes/comments: